SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

53634X100

(CUSIP Number)

Yeung Tak Lugee Li
Room 906, Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 3 Pages)

CUSIP No. 53634X100	13D	Page 2 of 3 Pages
1	NAME OF REPORTING PERSONS: Yeung Tak Lugee Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES	7	SOLE VOTING POWER 108,970,063 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 108,970,063 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,970,063 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 18.6% (2)
14	TYPE OF REPORTING PERSON* Yeung Tak Lugee Li: IN

(1) As of the date of the events which require the filing of this Schedule 13D, the Reporting Person beneficially owns 108,970,063 shares of common stock, which includes (i) 1,360,150 shares of common stock held directly by the Reporting Person; (ii) 105,000,000 shares of common stock held by Liquidmetal Technology Limited; and (iii) a common stock purchase warrant to acquire 10,066,809 shares of common stock at $0.07 per share stock held by Liquidmetal Technology Limited, of which 2,609,913 shares of common stock vested as of the date of the events which require the filing of this Schedule 13D.  Mr. Li is the sole shareholder, executive officer and director of Liquidmetal Technology Limited

(2) Percentage of class calculated based on an aggregate of 477,149,485 shares issued and outstanding, after giving effect to the transactions described in Item 3 and 4 of this Schedule 13D.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Liquidmetal Technologies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 30452 Esperanza, Rancho Santa Margarita, CA 92688.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Yeung Tak Lugee Li (“Reporting Person”). Mr. Li is the sole shareholder, executive officer and director of Liquidmetal Technology Limited ("LTL").

The address of the principal office of the Reporting Person is Room 906, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of Hong Kong.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 10, 2016, LTL and Issuer entered into that certain Securities Purchase Agreement (the “Stock Purchase Agreement”), dated March 10, 2016 pursuant to which LTL acquired shares of common stock of Issuer (the "Shares") and Common Stock Purchase Warrants (the "Warrants" and together with the Shares, the "Securities") to purchase shares of common stock of the Issuer.  Additional shares are subject to purchase under the Stock Purchase Agreement.

The Reporting Person acquired beneficial ownership of the Securities with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

The issuances of the Securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder.  The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

As of March 10, 2016, the Reporting Person beneficially owned an aggregate of 108,970,063 or 18.6% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the Securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No. 2.1
Description of Exhibit

Securities Purchase Agreement dated March 10, 2016, by and between Liquidmetal Technologies, Inc., and Liquidmetal Technology Limited (1)

(1) Incorporated by reference to that Form 8-K Current Report filed with the Securities and Exchange Commission by Liquidmetal Technologies, Inc. on March 14, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 17, 2016                                                                                     /s/ Stephen M. Fleming
Stephen M. Fleming
Attorney in Fact